[SupportSoft letterhead]

May 14, 2009

259984-600004

VIA HAND DELIVERY AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Maryse Mills-Apenteng, Staff Attorney

Re:	SupportSoft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (filed March 11, 2009)
Form 10-K/A for the Fiscal Year Ended December 31, 2008 (filed April 27, 2009)
Preliminary Proxy Statement on Schedule 14A (filed April 10, 2009)
SEC File No. 000-30901

Ladies and Gentlemen:

In connection with the above-mentioned filings of SupportSoft, Inc. (the “Company”) and your letter to Mr. Joshua Pickus, dated May 8, 2009, with respect thereto, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact Steve Gillette at (650) 739-3997. Thank you for your assistance.

[signature page to follow]

SupportSoft, Inc.

SEC File No. 000-30901

May 14, 2009

Sincerely,

SupportSoft, Inc.

By:	/s/ Joshua Pickus
Name:	Joshua Pickus
Title:	Chief Executive Officer

cc:	Anne-Marie Eileraas, Esq.
SupportSoft, Inc.
Stephen Gillette, Esq.
Jones Day